PROSPECTUS	Pricing Supplement No. 3717
Dated August 31, 2001	Dated March 13, 2002 (Rev. 3/18/02)
PROSPECTUS SUPPLEMENT	Rule 424(b)(3)-Registration Statement
Dated September 5, 2001	No. 333-66560

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Fixed Rate Notes)

Trade Date: March 13, 2002

Settlement Date (Original Issue Date): March 20, 2002

Maturity Date: March 15, 2032

Principal Amount (in Specified Currency): US$ 5,000,000,000

Price to Public (Issue Price): 98.811%

Agent's Discount or Commission: 0.750%

Net Proceeds to Issuer: US$ 4,903,050,000

Interest Rate Per Annum: 6.750%

Interest Payment Date(s):

X March 15th and September 15th of each year commencing September 15, 2002.

Form of Notes:

X DTC registered ___ non-DTC registered

CUSIP No.: 36962GXZ2

ISIN No.: US36962GXZ26

Common Code: 014521887

Redemption and Acceleration

See "Additional Terms: Optional Redemption" below.

CAPITALIZED TERMS USED IN THIS PRICING SUPPLEMENT WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.
(Fixed Rate)
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Pricing Supplement No. 3717
Dated March 13, 2002 (Rev. 3/18/02)
Rule 424(b)(3)-Registration Statement
No. 333-66560

Original Issue Discount:

Amount of OID: N/A

Yield to Maturity: N/A

Interest Accrual Date: N/A

Initial Accrual Period OID: N/A

Amortizing Notes:

Amortization Schedule: N/A

Dual Currency Notes:

Face Amount Currency: N/A

Optional Payment Currency: N/A

Designated Exchange Rate: N/A

Option Value Calculation Agent: N/A

Option Election Date(s): N/A

Indexed Notes:

Currency Base Rate: N/A

Determination Agent: N/A

Additional Terms: Optional Redemption

The Company may redeem the Notes at any time, in whole or in part, at a "make-whole" redemption price equal to the greater of (1) the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of the principal and interest (other than accrued interest) on the Notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus in each case accrued interest to the redemption date.

"Treasury Rate" means, for any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

"Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate notes of comparable maturity to the remaining term of such Notes.

(Fixed Rate)
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Pricing Supplement No. 3717
Dated March 13, 2002 (Rev. 3/18/02)
Rule 424(b)(3)-Registration Statement
No. 333-66560

"Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

"Comparable Treasury Price" means, for any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if that release (or any successor release) is not published or does not contain those prices on that Business Day, (a) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations for that redemption date, or (B) if we obtain fewer than four Reference Treasury Dealer Quotations, the average of all the Reference Treasury Dealer Quotations obtained.

"Reference Treasury Dealer Quotations" means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m. New York City time on the third Business Day preceding the redemption date for the Notes being redeemed.

"Reference Treasury Dealer" means (1) each of Lehman Brothers Inc., Salomon Smith Barney Inc. and J.P. Morgan Securities Inc., and, in each case, their respective successors; provided, however, that if any of them ceases to be a primary U.S. Government securities dealer in New York City, the Company will appoint another primary U.S. Government securities dealer as a substitute and (2) any other U.S. Government securities dealers selected by the Company.

If the Company elects to redeem less than all of the Notes, then the depositary will select by lot the particular interest to be redeemed.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of the Notes to be redeemed. Unless the Company defaults in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on such Notes or the portions called for redemption.

Additional Information:

Use of Proceeds

The net proceeds from the sale of the Notes will be used for general corporate purposes, which may include paying down the Companys maturing commercial paper notes.

General.

At December 31, 2001, the Company had outstanding indebtedness totaling $230.598 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at December 31, 2001 excluding subordinated notes payable after one year was equal to $229.725 billion.

(Fixed Rate)
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Pricing Supplement No. 3717
Dated March 13, 2002 (Rev. 3/18/02)
Rule 424(b)(3)-Registration Statement
No. 333-66560

Consolidated Ratio of Earnings to Fixed Charges.

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:

		Year Ended December 31,
1997	1998	1999	2000	2001
1.48	1.50	1.60	1.52	1.72

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges. Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

Plan of Distribution:

The Notes are being purchased by the following financial institutions in their respective amounts (collectively, the "Underwriters"), as principal, at 98.811% of the aggregate principal amount less an underwriting discount equal to 0.750% of the principal amount of the Notes.

Institution Lehman Brothers Inc.	Commitment $1,500,000,000
J.P. Morgan Securities Inc.	$1,500,000,000
Salomon Smith Barney Inc.	$1,500,000,000
Barclays Capital Inc.	$100,000,000
Banc of America Securities LLC	$100,000,000
Fleet Securities, Inc.	$100,000,000
HSBC Securities (USA) Inc.	$100,000,000
Tokyo-Mitsubishi International plc	$100,000,000
Total	$5,000,000,000

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.